Exhibit (a)(5)(J)

To: all SAP employees in Germany

Acquisition of SuccessFactors

Dear Colleagues,

Yesterday, SAP announced its acquisition of the company SuccessFactors.

Prior to this decision, those of us on the Supervisory Board discussed the situation and opportunities in the area of on-demand in detail on several occasions.

We are all convinced that this acquisition is the right way to clearly demonstrate how important this area is to the future of SAP. It also marks a critical step toward our goal of playing a leading role in on-demand, and thus in solidifying SAP’s long-term position as a company at the forefront of the software industry.

SuccessFactors boasts a product portfolio that is by far the best in its field of business, and the company has also achieved an extremely high level of user penetration with its customers. These assets, combined with our 15,000 implementations of SAP ERP Human Capital Management around the world, represent a potential of several hundred million users.

In addition to the technological, financial, and legal aspects of this takeover, we have, of course, also been paying attention to effects it could have on SAP’s employees in our role as your representatives. The Executive Board has assured the Supervisory Board that all of the company’s employees will be needed to reach its goals – until 2015 and beyond.

We believe that the expected changes could have a positive influence on areas that have witnessed significant reductions in staff in years past due to various reorganization efforts. In many instances, the responsibilities of these areas have not decreased accordingly, leading the workloads of individual employees to increase time and again ever since. We are confident that the acquisition will enable us to provide relief in at least some of these cases.

Meanwhile, this development is showing once more how important the Supervisory Board’s work is. In recent years, we also advised and approved two of SAP’s major milestone acquisitions in Business Objects and Sybase. Decisions regarding such purchases, along with the approval of large investments in general, constitute one of the Supervisory Board’s primary duties.

This is another reason why your active participation in the recently announced Supervisory Board election in the coming year is crucial.

Should you have any suggestions for us, please contact us in person or by e-mail <mailto: SAP employee representatives>. We always look forward to your feedback concerning our work!

Kind regards,

The employee representatives on the Supervisory Board